UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-41808

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Somerset Regal Bank 401(k) Savings and Investment Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SR Bancorp, Inc.
220 West Union Avenue
Bound Brook, New Jersey 08805

Somerset Regal Bank 401(k) Retirement Plan Financial Statements and Supplementary Information December 31, 2024 and 2023

Somerset Regal Bank 401(k) Retirement Plan
Table of Contents
December 31, 2024 and 2023

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Information
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	14
Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

EisnerAmper LLP 111 Wood Avenue South Iselin, NJ 08830-2700 T 732.243.7000 F 732.951.7400 www.eisneramper.com

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator, Participants and Beneficiaries
of the Somerset Regal Bank 401(k) Retirement Plan

Opinion

We have audited the financial statements of the Somerset Regal Bank 401(k) Retirement Plan (the “Plan”),  an employee benefit plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), which comprise the statements of net assets available for benefits as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Plan and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Plan’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Management is also responsible for maintaining a current Plan instrument, including all Plan amendments, administering the Plan, and determining that the Plan’s transactions that are presented and disclosed in the financial statements are in conformity with the Plan’s provisions, including maintaining sufficient records with respect to each of the participants, to determine the benefits due or which may become due to such participants.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and asses the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Plan’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Matter

Supplemental Schedules Required by ERISA

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of assets held as of December 31, 2024 and of delinquent contributions for the year ended December 31, 2024 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS.

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

In our opinion, the information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole, and the form and content are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

EISNERAMPER LLP
Iselin, New Jersey
June 27, 2025

Somerset Regal Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

Assets	2024	2023
Investments at fair value	$ 16,457,076	$ 13,212,695

Notes receivable from participants	134,055	113,768

Contribution Receivable:
Employer	—	4,547
Participants	—	14,769

Net assets available for benefits	$ 16,591,131	$ 13,345,779

See notes to financial statements

Somerset Regal Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Additions
Investment income:
Net appreciation in fair value of investments	$ 1,538,594
Interest and dividends	555,097

Total investment income	2,093,691

Interest income on notes receivable from participants	10,475

Contributions:
Participants	698,077
Employer	263,016
Rollovers	1,084,529

Total contributions	2,045,622

Total additions	4,149,788

Deductions
Benefits paid to participants	858,368
Administrative fees	46,068

Total deductions	904,436

Net increase	3,245,352

Net Assets Available for Benefits
Beginning of year	13,345,779

End of year	$ 16,591,131

See notes to financial statements

Somerset Regal Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
1.	Description of the Plan
The following brief description of the Somerset Regal Bank 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan, which was established by Somerset Regal Bank (the Bank, formerly known as Somerset Savings Bank, SLA), on January 1, 1984, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate.  Employees are eligible to participate in the plan effective as of the first day of the month following their attainment of age 21 and six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's 401(k) Committee is responsible for oversight of the Plan. This committee determines the appropriateness of the Plan's investment offerings, monitors investment performance and reports to the Bank.
Contributions
Each year, active participants may make voluntary contributions in an amount equal to not less than 2% of the participant's eligible compensation during a plan year, as defined in the plan document, up to the maximum limits of the Internal Revenue Code (IRC). The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled at 2% unless an election is made otherwise. Effective January 1, 2025, all newly eligible employees are automatically enrolled at 3% unless an election is made otherwise. The Plan also includes an automatic escalation feature. Salary deferral contributions will be automatically increased by 1% on January 1 of each year until they reach a 10% salary deferral contribution rate, unless an election is made otherwise. Such contributions may not exceed $23,000 during calendar year ended December 31, 2024. Employees 50 years of age or older who have deferred the maximum amount of $23,000, may make additional catch-up contributions, not to exceed $7,500 for the year ended December 31, 2024. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). The Bank contributes 3% of eligible compensation as a safe harbor contribution.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's safe harbor contribution and (b) the Plan's earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contributions and the Bank's contributions plus actual earnings thereon regardless of periods of service.
Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the one-year period ending on the day before the date the loan is granted, or 50% of the amount to which the participant would be vested under this Plan had the participant's employment with the Bank been terminated on the date the loan is granted. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 10.00% at December 31, 2024 and from 4.25% to 9.50% at December 31, 2023, which are commensurate with local prevailing rates as determined by the plan administrator. Interest on the loan will be based on the rates available for similar

Somerset Regal Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
loans from commercial lending institutions. Principal and interest is paid ratably through bi-weekly payroll deductions. The loan and accrued interest shall be repaid over a term of not more than five years, unless the purpose of the loan is for the purchase of a primary residence. In such case, the loan term may exceed five years. Loan transactions are treated as transfers between investment funds and notes receivable from participants.
Payment of Benefits
On termination of service, due to death, disability, retirement or other reasons, participants may request payment of their vested account in a lump sum or may defer payment until reaching age 70½.  Effective January 1, 2025, the age requirement for a lump sum payment request had been increased from 70 ½ to 72 years. In addition, participants may withdraw part of their vested interest in their elective contribution accounts at age 59 ½. Distributions may be made either in cash, subject to applicable income tax withholding requirements, or rolled over to another qualified plan or individual retirement account. In addition, the Plan allows for hardship distributions if certain criteria are met.
Forfeitures
Forfeited accounts totaled $0 and $0 at December 31, 2024 and 2023, respectively. Forfeitures will be used to reduce future Bank contributions.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's net gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.

Somerset Regal Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank. Expenses that are paid by the Bank are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Payment of Benefits
Benefit payments are recorded when paid.

3.	Fair Value Measurements
The FASB’s Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observables and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Somerset Regal Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
The collective trust fund is valued at the NAV of units held in the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the Plan less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. This common collective trust imposes a 90-day “equity wash” restriction on all participant-directed transfers to competing investment options. Under this restriction, any such transfer must first be directed to a non-competing investment option and remain there for a minimum of 90 days before being transferred to a competing option. In the event the Plan were to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Returns are derived from income earned less expenses. Individual investment contracts are held within the portfolio and represent credit obligations of the issuer, units of the portfolio are not guaranteed by the trustee, the Bank or any federal or state agency. The portfolio includes contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds.
The objective of the collective trust fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts, as well as cash and cash equivalents. The fund's stable value investment contracts will maintain a minimum weighted average credit quality rating of "A" or better. The underlying fixed income securities of the fund must be rated investment grade and meet diversification guidelines. The fund is designed for long-term retirement investing.
Principal Life Insurance Company offers separate accounts as investment options for retirement benefits plans through a group annuity contract. The following operational information is pertinent to the non-registered separate accounts made available by Principal Life Insurance Company.
Pooled Separate Accounts (PSA) are accounts maintained by an insurance company that are used for the collective investment of plan funds from multiple employee benefit plans.
Separate accounts are credited with the income, gains, or losses resulting from the assets allocated to that specific account only. The return on separate accounts in not guaranteed-the value of an interest in a separate account increases or decreases based on the value of the assets held in the separate account. Each plan that invests in the PSAs obtains units of participation in the pooled account and through those units of participation share in the gains and losses of al investments in the pooled account.
The plan holds an interest in the PSA’s represented in units credited to the account and the number of units allocated or withdrawn from the account. The participation unit value represents the NAV and is adjusted periodically to reflect investment results under the separate account. The NAV is used as a practical expedient to estimate fair value.
The preceding methods described may produce a fair value calculation that many not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Somerset Regal Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2024 and 2023:
Assets at Fair Value as of December 31, 2024
Level 1	Level 2	Level 3	Total

Mutual funds	$14,407,740	$—	$—	$14,407,740
Common Stock	1,119,175	—	—	1,119,175

Investments measured at net asset value (a)				930,161

Total investments at fair value	$15,526,915	—	—	$16,457,076

Assets at Fair Value as of December 31, 2023
Level 1	Level 2	Level 3	Total

Mutual funds	$11,688,346	$—	$—	$11,688,346
Common Stock	871,781	—	—	871,781

Investments measured at net asset value (a)				652,568

Total investments at fair value	$12,560,127	—	—	$13,212,695

(a)
In accordance with FAS ASC 820-10, certain investments that are measured at fair value using the NAV value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Somerset Regal Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Investments Measured Using NAV per Share Practical Expedient
The following tables summarize investments for which fair value is measured using NAV per share practical expedient as of December 31, 2024 and 2023, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common collective trust fund:
Morley Stable Value Fund	$740,356	N/A	Daily	30 days

Pooled separate accounts:
Principal MidCap S&P 400	$112,979	N/A	N/A	N/A
Principal SmallCap S&P 600	$76,826	N/A	N/A	N/A

	December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common collective trust fund:
Morley Stable Value Fund	$504,743	N/A	Daily	30 days

Pooled separate accounts:
Principal MidCap S&P 400	$86,685	N/A	N/A	N/A
Principal SmallCap S&P 600	$61,140	N/A	N/A	N/A

4.	Related-Party and Party in Interest Transactions
Certain of the Plan's investments are managed by the affiliates of Principal Trust Company, the Plan's trustee, and therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment manager services are included in net (depreciation) appreciation in the fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Additionally, the Plan issues loans to participants, which are secured by the participant's account balances. These transactions qualify as party in interest transactions.

5.	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Tax Status
The Plan has adopted a pre-approved Plan sponsored by Principal Life Insurance Company.  One June 30, 2020, the Internal Revenue Service (“IRS”) stated in an opinion letter that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”) and therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently

Somerset Regal Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
being operated in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2024 may not necessarily be indicative of amounts that could be realized in a current market exchange.
8.	Mutual Fund Fees
Certain investments in mutual funds are subject to sales charges in the form of front-end loads, back-end load or 12b-1 fees.  12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

Somerset Regal Bank 401(k) Retirement Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-0784760  Plan Number: 002
Year Ended December 31, 2024

	(b)	(c)
(a)	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	(d)	(e)
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	Mutual Funds
	American Century Investments	American Century Small Cap Value Fund	N/R	$ 638,211
	American Funds	American Balanced Fund	N/R	799,021
	American Funds	Washington Mutual Investors Fund	N/R	853,463
	Hartford Funds	Hartford Midcap HLS Fund	N/R	850,572
	J.P. Morgan	JP Morgan Large Cap Growth Fund	N/R	1,152,435
	J.P. Morgan	JP Morgan SmartRetirement Income	N/R	316,017
	J.P. Morgan	JP Morgan SmartRetirement 2020	N/R	212,222
	J.P. Morgan	JP Morgan SmartRetirement 2025	N/R	1,842,653
	J.P. Morgan	JP Morgan SmartRetirement 2030	N/R	1,315,847
	J.P. Morgan	JP Morgan SmartRetirement 2035	N/R	604,142
	J.P. Morgan	JP Morgan SmartRetirement 2040	N/R	401,485
	J.P. Morgan	JP Morgan SmartRetirement 2045	N/R	410,816
	J.P. Morgan	JP Morgan SmartRetirement 2050	N/R	739,131
	J.P. Morgan	JP Morgan SmartRetirement 2055	N/R	111,075
	J.P. Morgan	JP Morgan SmartRetirement 2060	N/R	83,296
	J.P. Morgan	JP Morgan SmartRetirement 2065	N/R	24,654
	Loomis Sayles	Natixis Loomis Sayles Core Plus Bond Fund	N/R	301,902
	Schwab Funds	Schwab S&P 500 Index Fund	N/R	2,564,842
	SIT Mutual Funds	SIT U.S. Government Securities Fund	N/R	368,412
	Vanguard	Vanguard Global Equity Fund	N/R	817,544

		Total mutual funds		14,407,740

	Common Stock	SR Bancorp Stock	N/R	1,119,175

	Common Collective Trust Fund	Morley Stable Value Fund Net 80-I Fund	N/R	740,356

*	Pooled Separate Accounts	Principal MidCap S&P 400		112,979
		Principal SmallCap S&P 600		76,826
				189,805

		Total investments at fair value		16,457,076

*	Participant Loans	Interest rates: 4.25% - 10.00%		$ 134,055
		Maturity dates range from 2025-2029
				$ 16,591,131

*	A party in interest as defined by ERISA
	N/R - cost omitted for participant directed investments

Somerset Regal Bank 401(k) Retirement Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
EIN: 22-0784760  Plan Number: 002
Year Ended December 31, 2024

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
	Total That Constitute Prohibited Nonexempt Transactions			Totally Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Participant Contributions Transferred Late to Plan *	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Check Here

If Late Participant Loan Repayments are Included	$5,803 **	$7,963 *
√

*Contributions have been remitted into the Plan in 2023.  Lost earnings amounting to $369 for late remittances had been calculated and deposited in 2024.

**Contributions have been remitted into the Plan in 2023 and 2024. Plan administrator is in process of calculating lost earnings.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOMERSET REGAL BANK 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 27, 2025	By:	/s/ William P. Taylor
William P. Taylor
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm